                                THOMAS W. ZAUCHA
                      COMMITTEE TO PROTECT NORTHSTAR HEALTH
                              100 LAFAYETTE CIRCLE
                           INDIANA, PENNSYLVANIA 15701




                                                       February 10, 1997



          WHY IS NORTHSTAR'S CHAIRMAN SEEKING TO OUST HIS OWN BOARD?



DEAR FELLOW STOCKHOLDER:

         I am writing to seek your support of my efforts to protect our company, Northstar Health Services, Inc., from what I believe to be a grave threat to our investment. I am Northstar's Chairman, Chief Executive Officer and its largest stockholder, and am launching a proxy fight to remove and replace Steven N. Brody, Robert J. Smallacombe and my other fellow Northstar directors. I believe their unconscionable course of self-enrichment and entrenchment at the expense of the Company's stockholders must stop!


                        LUCRATIVE CONSULTING CONTRACTS TO

                           NON-EXECUTIVE BOARD MEMBERS


         Steven Brody and Robert Smallacombe, two self-described "independent" members of your Board of Directors, have destroyed their independence and objectivity by causing the Company to pay them "consulting fees" totaling more than $400,000 in the last 8 months alone. By way of comparison, the combined total annual cash compensation of this small Company's two top executive officers is $200,000.

         Brody and Smallacombe have no experience in the health care field and, I believe, have not delivered fair value to the Company in their role as highly-paid, part-time consultants. Their consulting contracts should be terminated by the new Board.


                           MASSIVE STOCK OPTION GRANTS


         In December 1996, the Board adopted a 1,500,000 share stock option plan for directors, officers and key employees, which I believed would be more than sufficient to attract, retain and incentivize quality management for many years to come. However, no sooner was the plan adopted, than:

  - The Brody/Smallacombe dominated Compensation Committee made a recommendation that I found incredible: An immediate grant of 10-year options on 1,020,000 shares -- at an exercise price of $1.75!

  - Of this amount, Brody and Smallacombe voted to grant themselves 400,000 shares combined.

  - David Watson, your Company's President, agreed to vote for these grants and received options for 205,000 shares.

  - These option grants, if exercised, would equal approximately 14% of the Company's outstanding stock.

         I believe that stockholders should not, must not and will not stand for Board members voting themselves excessive amounts of bargain-priced options.


                           BOARD ENTRENCHMENT ACTIONS


         Only six days after the stock option grants, the Board considered a series of anti-takeover measures such as poison pills and other devices described to the Board as "shark repellents," some of which were adopted on the spot. The Brody/Smallacombe dominated Board voted for amendments to the Company's by-laws, that were designed, among other things, to:

  - Eliminate the right of stockholders to call a special meeting of stockholders.

  -  Eliminate the right of stockholders to act by written consent.

  - Raise the stockholder vote required to remove Directors from 50% to 66 2/3% of all outstanding shares.

  - Provide that directors can be removed only for "cause," rather than by a simple vote of the majority.

         I should point out that your Company's respected outside legal counsel, Buchanan-Ingersol, was dismissed and replaced by the Brody/Smallacombe Board prior to these actions.



                I INTEND TO VIGOROUSLY CHALLENGE THE VALIDITY OF

                  THESE ATTEMPTS AT SELF-ENTRENCHMENT IN COURT

                   WHAT CAN NORTHSTAR HEALTH STOCKHOLDERS DO?


         I have met with several other large Northstar stockholders -- all of whom are as outraged as I am by the actions of Brody, Smallacombe and their allies on the Northstar Board. As a result, I have put together a slate of new directors that combines distinction in many fields with integrity, real commitment to the Company and its stockholders, and experienced judgment from a variety of fields, and have begun a solicitation of stockholder consents to replace the majority of the current Board of Directors.

         How can you help? Simply sign and date the BLUE consent card when you receive our definitive proxy materials asking you to join my consent to the removal and replacement of the Brody directors and associated by-law changes. In the meantime, we ask that you review the enclosed preliminary proxy materials, which describe the consent process and the issues involved in greater detail. Our nominees and their background and experience are described on Annex A at the back of our statement.

         As Northstar's largest stockholder, second largest creditor and principal landlord, no one has a greater personal stake in the financial recovery, growth and prosperity of the Company than I do. As the person responsible for founding or acquiring the majority of the Company's clinics, and with more than 28 years of experience as a physical therapy professional, I believe that I am also the person most qualified to lead Northstar past its current difficulties and to execute a strategy of soundly-financed growth.

         The Company has the market position and the opportunity to execute a plan of growth, while staying close to its clients in each of its local markets, eventually positioning the Company as a premium acquisition for one of the major national healthcare companies. A united management team will be well positioned to put the Company's ongoing litigation matters to rest, restructure the Company's senior debt, comply with its audit and SEC reporting responsibilities and get it's strategic plan back on track.

         I appreciate your support, and encourage you to call with your views. You can reach MacKenzie Partners, Inc., which is assisting the Committee in the matter TOLL FREE at (800) 322-2885 or at (212) 929-5500 collect.


                                Very truly yours,

                              /s/ Thomas W. Zaucha
                                  THOMAS W. ZAUCHA

                                Thomas W. Zaucha
                      COMMITTEE TO PROTECT NORTHSTAR HEALTH
                              100 LAFAYETTE CIRCLE
                           INDIANA, PENNSYLVANIA 15701



                                                             MARCH 3, 1997



DEAR FELLOW STOCKHOLDER:


         Since announcing my intention to start a proxy contest to oust the renegade majority of the Board of Directors, I have been overwhelmed by an outpouring of support for my effort. The stockholders I have spoken with seem as concerned as I am with the self-serving, self-enriching actions of Steven Brody and Robert Smallacombe. Stockholders have asked me repeatedly what they can do.

                       VOTE THE ENCLOSED BLUE CARD TODAY!

         Enclosed with this letter is a definitive consent statement and BLUE consent card. If you are as outraged as I am, and want new directors who are committed to stockholder value rather than lining their own pockets, then help me and the Committee to Protect Northstar Health by signing, dating and returning the enclosed consent card today.

                 WE ARE REQUESTING THAT YOU RETURN YOUR CARD BY
                               MARCH 21 OR SOONER!

         If we obtain the support of stockholders owning a majority of the outstanding shares, we will be able to remove the entire board and replace them with qualified, independent directors. We are setting an initial target date of March 21, 1997 for the return of the blue consent cards. But remember, if we can obtain the consents from shareholders representing a majority of the outstanding shares of Northstar before that date, we can move to replace the Board even sooner.

                      SUING TO RESTORE STOCKHOLDERS' RIGHTS

         At my own expense, I have commenced litigation in Delaware Chancery Court seeking to overturn the Board's January 1997 actions to strip the stockholders of various corporate governance rights, including the right to act by consent and the right to replace the board by majority vote.

                       RETALIATION FROM A DESPERATE BOARD

         On February 13, 1997, the unelected, Brody/Smallacombe-dominated board dismissed me as Company Chairman and CEO as soon as it learned of my efforts to protect the rights of Northstar stockholders. But I have not wavered in my efforts, because I know that we, the stockholders, will have the last word on Brody and Smallacombe's self-dealing.

                               REMEMBER THE ISSUES

         Steven Brody and Robert Smallacombe have continued their efforts to take control of your Company. After removing me as Chairman and CEO, the unelected, Brody/Smallacombe-dominated board wasted no time in naming Brody as Chairman of the Board and Smallacombe as the Company's CEO on February 17, 1997.

         Don't forget Brody and Smallacombe have destroyed their independence and objectivity by causing the Company to pay them "consulting fees" totaling more than $400,000 in the 8 months preceding their self-appointment on February 17 as Company officers. By way of comparison, the combined total annual salary compensation of this small Company's two top executive officers during this period was only $200,000.

         Brody and Smallacombe have no experience in the health care field and, I believe, have not delivered fair value to the Company in their role as highly-paid, part-time consultants. Their consulting contracts and any employment agreements they award themselves in the future should be terminated by the new Board.

         In December 1996, the Board adopted a 1,500,000 share stock option plan for directors, officers and key employees, which I believed would be more than sufficient to attract, retain and incentivize quality management for many years to come. However, no sooner was the plan adopted, than:

   - The Brody/Smallacombe dominated Compensation Committee made a recommendation that I found incredible: An immediate grant of 10-year options on 1,020,000 shares -- at an exercise price of $1.75!

   - Of this amount, Brody and Smallacombe voted to grant themselves 400,000 shares combined.

   - David Watson, your Company's President, agreed to vote for these grants and he himself received options for 205,000 shares.

   - These option grants, if exercised, would equal approximately 17% of your Company's outstanding stock.

         Brody and Smallacombe seem to have forgotten that they are stewards of the shareholders' investment. I have not forgotten.

         These excessive bargain-priced options must not stand!

                             THE COMMITTEE'S PROGRAM

         At the February 13 Board meeting, I made a motion designed to prevent any of the January 1997 option grants from vesting or becoming exercisable unless shareholder approval is first obtained. This was an offer to Brody, Smallacombe and their allies on the Northstar Board of one last chance to cleanse those egregious options of the taint of self-dealing that infects them now. I told them at the meeting that if members of the Board believe that those options are legitimate, they should be ready to condition them upon prior shareholder approval.

         Not surprisingly, Brody and Smallacombe led a vote defeating my motion, although two Board members abstained from voting. My motion has been remanded to the Compensation Committee for so-called "further study." The new Board will use every lawful means to invalidate, rescind or prevent the exercise of these excessive, bargain-priced options, and will only grant new options at fair market value upon shareholder approval, and only after the Company has issued and filed complete and current audited financial statements.

         I also warned Brody and Smallacombe not to drain the corporate Treasury to defend their options and fees, but challenged them to do as I have done and communicate to stockholders directly, at their own expense, with reimbursement from the Company only to the side the stockholders elect to lead them.

         As Northstar's largest stockholder, second largest creditor and principal landlord, no one has a greater personal stake in the financial recovery, growth and prosperity of the Company than I do. As the person responsible for founding or acquiring the majority of the Company's clinics and as a physical therapy professional with more than 28 years of experience in the practice and business of physical therapy, as well as in leadership and advocacy in professional physical therapy organizations in Pennsylvania, I believe that I am also the person most qualified to lead Northstar past its current difficulties and to execute a strategy of soundly-financed growth.

         The Company has the market position and the opportunity to build its business, while staying close to its clients in each of its local markets, eventually positioning the Company as a premium acquisition for one of the major national healthcare companies. A united Northstar management team will be well positioned to:

         1.    Put ongoing litigation matters to rest.

         2.    Restructure the senior and subordinated debt.

         3.    Comply with audit and SEC reporting responsibilities.

         4.    Get our strategic plan back on track.

         Please take the time today to sign, date and return the BLUE consent card. I appreciate your support, and encourage you to call with your views. You can reach MacKenzie Partners, Inc., which is assisting the Committee in the matter, TOLL FREE at (800) 322-2885 or at (212) 929-5500, collect.

                                              Very truly yours,



                                              THOMAS W. ZAUCHA
                                              COMMITTEE TO PROTECT
                                              NORTHSTAR HEALTH

                                Thomas W. Zaucha
                      COMMITTEE TO PROTECT NORTHSTAR HEALTH
                              100 LAFAYETTE CIRCLE
                           INDIANA, PENNSYLVANIA 15701



                                                              MARCH 7, 1997



DEAR FELLOW STOCKHOLDER:


         By now you should have received a definitive proxy statement and a BLUE consent card that will enable you to join me in my fight to regain control of Northstar Health. My earlier letters have described the reasons why Steve Brody, Bob Smallacombe and their followers must be removed as Northstar directors. I am writing you now to urge you to send in your BLUE cards as soon as you can (an extra card is enclosed with this mailing for your convenience), because:

                               THE SOONER WE VOTE
                             THE SOONER THEY'RE OUT!

         Under the Delaware law governing consent solicitations of this kind, we, the stockholders, can take action as soon as we have the written consent of a majority of the outstanding shares. My group, the Committee to Protect Northstar Health, has asked you to send in your BLUE card no later than March 21, 1997, but the sooner we reach a majority, the less time Brody and Smallacombe will have to further drain the corporate treasury to enrich and entrench themselves.

                                SILENCE = DEFEAT

         You may have recently received a letter from the Brody/Smallacombe group of directors, urging shareholders not to send in their BLUE cards until the Board furnishes "detailed information". Don't be fooled by this request. Under the Delaware law governing consents, my effort will fail if I haven't collected SIGNED, DATED consent cards representing the requisite majority within 60 days of February 5, the record date for this consent action. The Brody/Smallacombe group doesn't need to send you a card, or garner a single vote in favor of its position in order to remain in office: all it has to do is persuade the stockholders not to act. A share not voted is a vote for Brody and Smallacombe.

         That is why I say that silence equals defeat. If we fail to act, or fail to act in time, Brody and Smallacombe will win.

                     CALL BRODY AND SMALLACOMBE TO ACCOUNT!

         Brody and Smallacombe's letter offers no defense of their outrageous stock options or their entrenchment actions. It only hints at "detailed information" to be provided at some unspecified future date. Many Northstar stockholders, in addition to the members of the Committee, have already told me that they are ready to vote with us. Nevertheless, if you feel you need to learn about Brody and Smallacombe's "detailed information" before you vote, I have a suggestion: call Steve Brody or Bob Smallacombe yourself at the Company's offices at (412) 349-7500 and ask them the following questions:

      - Do you deny anything that Tom Zaucha has been telling shareholders about your lucrative consulting contracts, stock options and management entrenchment actions?

      - Why did you grant yourselves 200,000 options each at $1.75 per share, before the Company's 1995 or 1996 financial results were published?

      - Why did you vote against Tom Zaucha's motion to condition the vesting of your options on stockholder approval?

      - Do you seriously expect stockholders to believe that you fired Tom Zaucha for any "cause" other than his campaign to have you voted out of office?

         Unless you receive a convincing answer to these questions, I don't think Brody and Smallacombe's "additional information" will be worth waiting for.

                    DON'T BE MISLED BY BRODY AND SMALLACOMBE

         Brody and Smallacombe's letter doesn't even try to deny or defend their actions. Those actions are too well documented to deny, and too egregious to defend. Instead, they have launched a smear campaign in an attempt to distract your attention from the real issues. In answer, I simply note the following:

         Northstar is much more than a financial investment to me: it represents my life's work. Two-thirds of our clinics are facilities I founded or acquired as the owner of Keystone Rehabilitation. As soon as this fight is over, I am fully committed as stockholder, lessor and subordinated debt holder to working with the independent directors on the new Northstar board and with the Company's senior lenders to develop and implement a sound capital restructuring plan that is fair to all concerned.

         I was the person who uncovered the related party transactions involving prior management, and demanded the resignation of my predecessor, Mark DeSimone. Brody and Smallacombe know full well that it was the questions regarding DeSimone's integrity and related party transactions that KPMG Peat Marwick cited as reasons for its resignation, and that resulted in shareholder suits and government investigations. No one suffered greater losses at the hands of Mr. DeSimone than I, and no one has been more instrumental in causing his departure and pursuing him through legal means. Any suggestion that Mark DeSimone has any connection with this proxy fight is absolutely false and totally absurd.

         The Committee's financial advisor, Commonwealth Associates, and the Northstar stockholders who are its clients have also suffered as a result of the Company's recent difficulties, and Commonwealth has assured me that it has had no business dealings with DeSimone since his resignation.

         In fact, it seems to me that the only people who have benefited from DeSimone's dealings with the Company are named Brody and Smallacombe, the self-described "crisis managers" who have turned Northstar's crisis into a bonanza for themselves. Brody and Smallacombe have now collected consulting and other fees from the Company in the last 10 months alone in the staggering amount of $562,000!

         I've been told by institutional investors friendly to our cause that Brody and Smallacombe recently have been visiting them and telling wild tales about my character that nobody who knows me would believe for one second. By way of a response, I'm enclosing an unsolicited letter to the editor published in the Indiana Gazette last week, that talks about some of the things I've given back to the community that has supported Keystone/Northstar for over 18 years.

         I've also been very moved by an outpouring of support from all levels of the Company's workforce. My message to those loyal employees has been simple, "Thanks, but just keep your head down, do your job and don't do anything that could get you fired. I have the resources to handle this fight, and I plan to be back at Northstar soon." Our key facility directors are chafing under Brody's and Smallacombe's top-down style of management by decree, and I am convinced that once my team is back in office, our partnership relationships with our key clinics will be stabilized and enhanced.

         If you have any questions about the mechanics of getting your proxy card in, call our proxy solicitors, MacKenzie Partners, Inc. toll free at (800) 322-2885 or (212) 929-5500 collect. And if you would like to talk to me personally about Northstar and its future, about Brody and Smallacombe or about me, you can call me at home, toll free at (800) 646-2506.

         Send in your BLUE proxy card today. The Committee to Protect Northstar Health needs your vote by March 21, 1997 to put Northstar back on the road to recovery.

                                                     Very truly yours,


                                                     Thomas W. Zaucha



P.S. Don't forget to SIGN and DATE your consent card. A card which is missing either one will not be counted as valid, and failing to vote, or vote validly, is the same as a vote against the Zaucha slate.

                                THOMAS W. ZAUCHA

                      COMMITTEE TO PROTECT NORTHSTAR HEALTH
                              100 LAFAYETTE CIRCLE
                           INDIANA, PENNSYLVANIA 15701


                                                        MARCH 13, 1997


DEAR FELLOW STOCKHOLDER:


                   BOARD SPENDING $750,000 TO SAVE THEIR JOBS!

         Brody, Smallacombe and their fellow directors Jarrett, Pesci and Watson have finally spoken. In a preliminary filing with the SEC, dated March 7, they propose spending $750,000 of Company money --YOUR COMPANY'S MONEY-- in an attempt to prevent you from voting them out of office. In fact, in the same document, they admit to already having spent $250,000. By way of comparison, H.F. Ahmanson, which is currently seeking to acquire Great Western Financial from its 160,000 shareholders for more than $6 billion, has stated in public documents that it has budgeted a total of $750,000 for its entire proxy contest.

                        $750,000 PLUS "FEES" OF $560,000
                      EQUALS 8% OF NORTHSTAR'S MARKET CAP!

         Remember-- Brody and Smallacombe have raked in an astonishing $560,000 worth of consulting and other fees for themselves in just the past 10 months. Those fees together with their $750,000 campaign costs total $1.3 million-- 8% of Northstar's $16 million current market cap. Apparently, these two will spend whatever it takes to protect their lucrative positions.

                       DON'T LET THEM SPEND ANOTHER DIME.
                              VOTE THEM OUT TODAY!

         Please SIGN, DATE and MAIL your BLUE consent card today. The sooner you do so, the sooner we can stop Brody and Smallacombe from draining your Company's treasury to pay for their outlandish consulting fees and proxy expenses and from diluting your shareholdings with their outrageous stock options.

                                 TRUTH VS. LIES

         I would like to take this opportunity to refute a false rumor that I understand Brody and Smallacombe have been spreading: that I intend to "fire sale" our Company. This is completely untrue. My strategy for Northstar's future is one of soundly-financed growth. While I and the new Board will always be ready to consider the possibility of selling Northstar when the time and price are right, there is no plan or proposal for any such transaction now, and there is considerable work to be done on the audit, litigation and recapitalization fronts before such a possibility can even be considered. No one has a bigger stake in Northstar than I do, and the Keystone merger, in which I acquired substantially all of my interests, valued Northstar at $5.90 per share. Northstar stockholders can count on me and the new Board to make long-term shareholder value Northstar's primary objective.

                                 TIME IS SHORT!

         We need your signed consent before March 21, 1997. I am enclosing another BLUE consent card. If you have not yet voted, please do so TODAY. If you have previously voted, do so again to be certain your vote is counted. Don't worry, it cannot be double-counted. If you have any questions about the mechanics of getting your consent card in, please call MacKenzie Partners, Inc., which is assisting the Committee in this matter, toll free at (800) 322-2885 or
(212) 929-5500 collect.

                                                        Very truly yours,



                                                        THOMAS W. ZAUCHA
                                                        COMMITTEE TO PROTECT
                                                        NORTHSTAR HEALTH

FOR IMMEDIATE RELEASE

CONTACT:

Mark H. Harnett
MacKenzie Partners, Inc.
(212) 929-5877

                        ZAUCHA GROUP ANNOUNCES VICTORY IN
                      NORTHSTAR HEALTH SERVICES PROXY FIGHT
                         WITH MORE THAN 60% OF THE VOTE

          Thomas Zaucha and his Committee to Protect Northstar Health announced today that they have removed and replaced a majority of the Board of Directors of Northstar Health Services, Inc. (NSTRE:O) by collecting and delivering to the company the written consents of a majority of all Northstar shares outstanding. The new Northstar Board of Directors has already met and has elected Mr. Zaucha as Chairman of the Board, President and Chief Executive Officer. Former directors Steven Brody, Robert Smallacombe and David Watson have been removed from their executive positions with Northstar.

         "This is a great day for Northstar Health, and all of its shareholders, therapists, employees and clients. Now that the shareholders have given the new board this prompt and resounding endorsement, it's time to get back down to business," Zaucha said.

          The Committee delivered consents representing 3,581,797 shares, or 61% of the 5,867,153 Northstar shares outstanding. Michael Lyall of Commonwealth Associates commented:

         "This remarkably high percentage reflects a sense of genuine outrage on the part of Northstar's large and small shareholders alike being shut out of their company for the past year. It constitutes a firm mandate to Tom Zaucha and the new Board to end wasteful investigations and spending and to focus management efforts on restoring ties with the capital markets and with shareholders. It also sends an unmistakable message to Brody and Smallacombe that there is no point in further expensive legal quibbling with shareholders and new Board."

          Mr. Zaucha stated that he believed that this vote means a quick end to all outstanding disputes:

         "Several members of the old Board have told me that they see no sense in tying up the Company in litigation now that a solid vote is in. If this responsible attitude prevails, we can start moving forward right away to restore Northstar to health."

                                     -more-

Committee to Protect Northstar
March 24, 1997
Page two

          Mr. Zaucha also reaffirmed his recent pledges to convert all of the Northstar subordinated debt he holds into preferred or common equity on terms to be approved by both an independent committee of the new board and by a majority of unaffiliated stockholders, and to submit all of his leases with the Company to review by independent appraisers. The new Board has also agreed to establish a Shareholder Advisory Committee that will meet regularly with the Board of Directors and management to keep them apprised of shareholder views.

          In addition to Mr. Zaucha, the new members of the Northstar Board are:

Lawrence F. Jindra, M.D. (38) has served as a principle with Life Science Ventures Ltd. since 1994. Dr. Jindra has also served as the Assistant Chief of Ophthalmology and as the Founder and Director of the Glaucoma Consultation Unit of the United States Department of Veteran's Affairs Northport V.A. Medical Center since 1994 and 1989, respectively.

James H. McElwain (50) has served as the Chief Operating Officer of S. W. Jack Drilling Company since January 1995. From September 1988 until December 1994, Mr. McElwain served as Vice President of Finance of Keystone Rehabilitation Systems, Inc., which merged with the Company in 1995.

Mark G. Mykityshyn (39) has served as a Technical and Financial Consultant with High Technology Venture Finance since 1995. Mr. Mykityshyn has also served as a Management and Technology Consultant with Booz Allen & Hamilton, Inc. since 1993 and was an Adjunct Professor of Aeronautics at The George Washington University from 1994-1995. Prior to 1993, Mr. Mykityshyn served as an aviator in the United States Marine Corps (1982-1989) and earned the Degree of Engineer of Aeronautical and Astronautical Engineering and the Degree of Master of Science in Aeronautical and Astronautical Engineering from the Massachusetts Institute of Technology and a Master of Science Degree in Public Administration (Science and Technology Policy concentration) from Harvard University (1990-1993).

Roger J. Reschini (59) founded the Reschini Agency, Inc. (the "Reschini Agency"), a multiple line insurance agency, in 1979 and founded TFID, Inc. a real estate development company, in 1984. Mr. Reschini has also been recipient of a Benjamin Rush Award and a Paul Harris Fellowship. The Reschini Agency acts as the Company's broker for professional and general liability insurance for which the Company pays premiums of approximately $300,000 annually and the agency retains customary commissions.

David B. White (41) is a name partner of Burns, White & Hickton (Pittsburgh,
PA). Mr. White was admitted to the practice of law in 1982, and he is currently a member of the Allegheny County, Pennsylvania and American Bar Associations; the Hospital Association of Pennsylvania; the National Order of Barristers; and the Academy of Trial Lawyers. Mr. White's practice areas are personal injury defense law, automobile law, insurance law and health care law.

                                     -more-

Committee to Protect Northstar
March 24, 1997
Page three

                             PARTICIPANT INFORMATION

The committee to Protect Northstar Health is comprised of its founding member Mr. Zaucha, Basil J. Asciutto, the Chief Operating Officer of the investment banking firm Commonwealth Associates, and Joseph F. Micalleff, the Chief Executive Officer of Associated Sales Tax Consultants, Inc., who own an aggregate of 1,009,958 shares of the Company's common stock, representing approximately 16.21% of the Company's shares currently outstanding.

In addition, Commonwealth Associates, the Committee's financial advisor and a market-maker in the Common Stock in the ordinary course of its brokerage business, holds 1,257,785 shares of Company Common Stock, constituting approximately 20.19% of outstanding shares. Commonwealth's customers have sole voting and dispositive power over such shares, and Commonwealth and the Committee disclaim any beneficial ownership thereof, although Commonwealth has recommended to its customers that they support the recommendations of the Committee.

                                      # # #

                                Thomas W. Zaucha


                      COMMITTEE TO PROTECT NORTHSTAR HEALTH
                              100 LAFAYETTE CIRCLE
                           INDIANA, PENNSYLVANIA 15701



                                                        March 19, 1997

DEAR FELLOW STOCKHOLDER:

         As our target date of March 21, 1997 approaches, many of you have already heeded my call to action to protect Northstar Health Services from the continuing depredations of Steven Brody and Robert Smallacombe. I hope that every stockholder who cares about the value of his or her investment will join me in this fight to put our Company under responsible management, end wasteful expenditures and get back down to business.

         To that end, I am publicly making the following pledge:

         As soon as my slate of directors is elected, I will implement these actions:

                      INDEPENDENT REVIEW OF ALL LEASE TERMS

         Even though all of my leases with the Company were negotiated at arm's length, and provide for what I believe to be market rental rates both then and now, I will submit all of my leases with the Company to review by a qualified, independent appraiser selected by the independent members of the new Board. If the appraisal shows that the aggregate rentals are above current market rates, I will adjust the rents downward for the remainder of the lease terms, notwithstanding my rights under the existing leases. If, on the other hand, the appraisal comes out the other way, I will give Northstar the continuing benefit of its rights under the leases.

                    CONVERSION OF SUBORDINATED DEBT TO EQUITY

         In order to put Northstar on a firm financial basis for future growth, I intend to convert all the debt securities Northstar issued to me in connection with the Northstar/Keystone merger into Northstar equity securities as soon as possible following the successful conclusion of this proxy fight. This will be the cornerstone of a sound capital restructuring plan to be negotiated with the Company's senior lender that will be fair to all concerned. In order to ensure that the terms of this conversion are fair to other Northstar stockholders, I will ask the new Board to establish a Special Committee of independent directors, who will have the authority to select and engage their own financial and legal advisors and negotiate the terms of this transaction on behalf of the Company.

         I will even go one step further to reassure all of you of my entire good faith and dedication to shareholder interests: whether or not it is required by law, I will submit any recapitalization plan involving my debt to a vote of shareholders, and will not implement it without the vote of a majority of shares voting, excluding all of the shares owned by me and my affiliates.

                   CREATION OF SHAREHOLDER ADVISORY COMMITTEE

         I have spoken with many of you personally during this difficult period, and I have been greatly encouraged by your support, the interest you have shown in my plans for Northstar, and your own ideas about Northstar's future and goals. In order to keep this fruitful dialogue going, and in response to a number of shareholder requests, I will ask the new Northstar Board to establish a Shareholder Advisory Committee, which Mr. Richard Konrad of Lincluden Asset Management has already agreed to chair. This committee, which will initially be comprised of substantial stockholders who have expressed an interest in participating, will establish its own rules for membership, and meet regularly with the Board of Directors and management to keep us apprised of shareholder views.

         Remember: even though Brody and Smallacombe's proxy materials haven't cleared the SEC yet, they don't need to send you a card, or garner a single vote in favor of their position in order to remain in office: all they need is shareholder apathy. Every share not voted is a vote for Brody and Smallacombe. Send in your card today, because if we fail to act, or fail to act in time, Brody and Smallacombe will win.

         For further information on how to register your vote of support, please call MacKenzie Partners, Inc. TOLL FREE at (800) 322-2885, and feel free to call me personally to discuss any matters relating to the future of our company at
(800) 646-2506.

         Turn in your vote by immediately, and put Northstar Health back on the road to recovery.

                                                 Sincerely yours,


                                                 Thomas W. Zaucha



P.S. Don't forget to sign and date your consent card. A card which is missing either one will not be counted as valid.